SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities

Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the

Securities Exchange Act of 1934

Commission File Number 333-88168-01

SYNIVERSE HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

One Tampa City Center, Suite 700

Tampa, Florida 33602

(813) 273-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guaranty of 12 3/4% Senior Subordinated Notes Due 2009

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: 39

Pursuant to the requirements of the Securities Exchange Act of 1934, Syniverse Holdings, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	2/15/05	BY:	/s/ Raymond L. Lawless
		Name:	Raymond L. Lawless
		Title:	Chief Financial Officer